UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

               Indicate by check mark whether the Registrant  files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F    X         Form 40-F ______
                                    ---------

               Indicate by check mark whether the  Registrant by furnishing  the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes _______            No     X
                                                     ---------

               If "Yes" is marked,  indicate  below the file number  assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.

                                   CELANESE AG


            On March 1, 2005, Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a press information announcing results for the shortened fiscal year ended September 30, 2004, as well as its Financial Report which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.

                                    EXHIBITS


           Exhibit No.                       Exhibit
           -----------                       -------

           99.1 Press information dated March 1, 2005 announcing results for the shortened fiscal year ended
                                             September 30, 2004

                                    EXHIBITS


           Exhibit No.                       Exhibit
           -----------                       -------

           99.2 Celanese AG Financial Report for the Shortened Fiscal Year ended September 30, 2004

                                   SIGNATURES


                      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CELANESE AG
                                         (Registrant)

                                         By: /s/ Peter Jakobsmeier
                                             -------------------------
                                         Name :  Peter Jakobsmeier
                                         Title:  Member of the Management Board
                                                 (Chief Financial Officer)




        Date: March 1, 2005

                                  EXHIBIT INDEX


           Exhibit No.                       Exhibit
           -----------                       -------

           99.1 Press information dated March 1, 2005 announcing results for the shortened fiscal year ended
                                             September 30, 2004

           99.2 Celanese AG Financial Report for the Shortened Fiscal Year Ended September 30, 2004